Antena 3

04 MAR 31 AM 7:21

Director of the Legal Department

82-34762

DATE: 31ST March 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

04024005

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: PRESS RELEASE AND SIGNIFICANT EVENT

Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy an English version of the Press Release and notification of Significant Event that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
APR 06 2004
THOMSON FINANCIAL

4/5

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

PRESS NOTE OF ANTENA 3

MADRID 30th March 2004.- Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENTS

FIRST.- The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held today, 30th March 2004, at 18:00 hours, has been informed that the Board of Directors of its subsidiary UNIPREX, S.A.U., in its meeting also held immediately before today, has decided to file an appeal for the annulment of the Award passed in the Arbitration Proceedings between such Company and Grupo Radio Blanca.

SECOND.- The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held today, has analysed the situation arisen as a consequence of the Award passed in the Arbitration Proceedings between Uniprex and Grupo Radio Blanca, and has unanimously adopted the following resolutions:

ONE.- To submit to the next Shareholders' General Meeting of the Company the adoption of the necessary measures to maintain the stability of UNIPREX, S.A.U.

TWO.- To officially request Grupo Admira Media, S.A.U. (or its successor Company) to assume all the consequences derived from the Award passed in the Arbitration Proceedings between Uniprex, S.A.U. and Grupo Radio Blanca, holding Grupo Antena 3 harmless. However, if such request is not taken into consideration, Grupo Antena 3 expressly reserves the right to start any judicial actions deemed necessary or convenient in order to defend its interests.

San Sebastián de los Reyes (Madrid), 30th March 2004

*** This press note has been previously forwarded to the CNMV as a Significant Event.**

Oficina de prensa
91.623.49.71/02.48
www.antena3tv.com